Exhibit 4.1

WISCONSIN CENTRAL TRANSPORTATION CORPORATION

AMENDMENT NO. 1 TO 1997 LONG-TERM INCENTIVE PLAN

             The Wisconsin Central Transportation Corporation 1997 Long-Term Incentive Plan (“Plan”), as adopted by the board of directors of Wisconsin Central Transportation Corporation (“Company”) on March 21, 1997 and approved by the stockholders of the Company on May 15, 1997, is amended as set forth below.  All capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Plan.

             Section 5.8 of the Plan is replaced in its entirety with the following:

5.8        Change in Control.

             (a)         Notwithstanding any provision in this Plan or any Agreement, in the event of a Change in Control which does not involve the merger transaction contemplated by that certain Agreement and Plan of Merger dated as of January 29, 2001 (“Merger Agreement”) among the Company, Canadian National Railway Company (“CN”) and WC Merger Sub, Inc., (i) all outstanding options and SARs shall immediately become exercisable in full, (ii) the Restriction Period applicable to any outstanding Restricted Stock Award shall lapse, (iii) the Performance Period applicable to any outstanding Performance Share Award shall lapse, and (iv) the Performance Measures applicable to any outstanding Restricted Stock Award (if any) and to any outstanding Performance Share Award shall be deemed to be satisfied at the target level.

             (b)        Notwithstanding any provision in this Plan or any Agreement, in the event of a Change in Control involving the merger transaction contemplated by the Merger Agreement, all outstanding options shall constitute an option (“Adjusted Option”) to acquire, on the same terms and conditions as otherwise applicable to such option (including, without limitation, the existing vesting terms and expiration date applicable to each such option), the number of shares of CN common stock equal to the product of (A) and (B), where (A) is the number of shares of Common Stock subject to such option and (B) is $17.15 in cash, without interest, divided by the average of the closing sales prices of CN common stock on the New York Stock Exchange for the ten (10) consecutive trading days immediately prior to and including the day preceding the effective time of the merger contemplated by the Merger Agreement (rounded down to the nearest whole number), at an exercise price per share of CN common stock (rounded up to the nearest whole cent) equal to (x) divided by (y), where (x) is the aggregate exercise price for the shares of Common Stock subject to such option and (y) is the aggregate number of shares of CN common stock purchasable pursuant to the Adjusted Option (as calculated immediately above); provided that, in the event that an option is an Incentive Stock Option or the adjustment of any option as provided above would cause the corresponding Adjusted Option to receive variable accounting treatment, then the option price, number of shares and the terms and conditions of exercise of the Adjusted Option corresponding to such option shall be determined in order to comply with Section 424 of the Code.

             (c)         “Change in Control” shall be deemed to have occurred as of:

                           (1)         The closing date of the restructuring of the Company as a result of merger, consolidation, takeover or reorganization unless at least a majority of the members of the Board of Directors of the Company resulting from such merger, consolidation, takeover or reorganization were members of the Incumbent Board; or

                           (2)         the occurrence of any other event that is designated as being a “Change in Control” by a majority vote of the directors of the Incumbent Board who are not also employees of the Company.

Adopted by the Board of Directors on April 4, 2001.

Approved by Stockholders on June 14, 2001.